Exhibit 99.1

Alibaba Group Announces Completion of US$5 Billion Offering of Convertible Senior Notes

Hangzhou, China, May 30, 2024 — Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba,” “Alibaba Group” or the “Company”) today announced the completion of its private offering of US$5 billion aggregate principal amount of 0.50% Convertible Senior Notes due 2031 (the “Notes”), which amount includes the exercise in full by the initial purchasers of their option to purchase an additional US$500 million aggregate principal amount of the Notes (the “Option Exercise”). In connection with the Option Exercise, the Company also entered into additional capped call transactions with one or more of the initial purchasers and/or their affiliates and/or other financial institutions, using US$63.75 million of the net proceeds from the sale of the additional Notes. The capped call transactions are generally expected to reduce potential dilution to the ADSs and the ordinary shares of the Company upon conversion of the Notes by effectively increasing the conversion premium from approximately 30% to 100% over the last reported sale price of US$80.80 per ADS on the New York Stock Exchange on May 23, 2024. The Notes have been offered to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the Securities Act.

The initial conversion rate for the Notes is 9.5202 ADSs per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately US$105.04 per ADS. The initial conversion price represents a premium of approximately 30% over the last reported sale price of US$80.80 per ADS on the NYSE on May 23, 2024. The conversion rate is subject to adjustment in some events, but will not be adjusted for any accrued and unpaid interest. In addition, following certain corporate events that occur prior to the maturity date or following our delivery of a notice of redemption, we will, in certain circumstances, increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or such notice of redemption, as the case may be.

The Notes, the ADSs deliverable upon conversion of the Notes, if any, and the ordinary shares represented thereby or deliverable upon conversion of the Notes in lieu thereof, have not been and will not be registered under the Securities Act or any state securities laws, and are being offered and sold in the United States only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to certain non-U.S. persons in offshore transaction in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The Company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about the Company’s beliefs, plans and expectations, are or contain forward-looking statements. Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange

Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in Alibaba’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Rob Lin

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Justine Chao

justinechao@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com